SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2015

Commission File Number 0-28800
_____

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)
_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 26, 2015, entitled "FULL CAPITAL REDEMPTION".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 26, 2015

By: /s/ Themba Gwebu
     Name: Themba Gwebu
     Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
Incorporated in the Republic of South Africa
(Registration Number 1895/000926/06)
Interest Rate Issuer Code: DRD04 ISIN: ZAG000096538
JSE Share Code: DRD ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

FULL CAPITAL REDEMPTION

In accordance with paragraph 7.20 of the JSE Limited Debt Listings Requirements and the terms and conditions of DRDGOLD's ZAR 2 000 000 000 Domestic Medium Term and High Yield Note Programme dated 15 June 2012, investors are herewith advised of the full redemption of the DRD04 notes.

The full redemption will be effective on Friday, 3 July 2015, the maturity date of the notes.

	Capital Redemption Amount	**Amount Outstanding after the Capital Redemption**
DRD04	**R22 500 000.00**	**R0.00**

Crown Mines
26 June 2015

Sponsor and Debt Sponsor
One Capital